Confidential treatment requested by Motus GI Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on August 30, 2018. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Motus GI Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3841	81-4042793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1301 East Broward Boulevard, 3rd Floor

Ft. Lauderdale, FL, 33301

Telephone: 786 459 1831

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Mark Pomeranz

Chief Executive Officer

Motus GI Holdings, Inc.

1301 East Broward Boulevard, 3rd Floor

Ft. Lauderdale, FL 33301

Telephone: 786 459 1831

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Steven M. Skolnick, Esq. Michael J. Lerner, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 262-6700

Approximate date of proposed sale to public: As soon as practicable on or after the effective date of this registration statement.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)

Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase to cover over allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated August 30, 2018

Motus GI Holdings, Inc.

Shares

Common Stock

We are offering      shares of our common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol “MOTS.” On , 2018, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $ per share.

We are an “emerging growth company” as defined under the federal securities laws.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

		Per Share		Total
Public offering price	$		$
Underwriting discount(1)	$		$
Proceeds, before expenses, to us	$		$

(1)	We refer you to “Underwriting” beginning on page 36 of this prospectus for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional           shares from us at the public offering price, less the underwriting discount, for           days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment therefor on or about               , 2018.

The date of this prospectus is          , 2018.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

You should rely only on the information contained or incorporated by reference in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the applicable document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus and in the documents incorporated by reference. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this prospectus and the documents incorporated by reference in their entirety including “Risk factors” included in this prospectus at page 6 and incorporated by reference and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and the notes to those financial statements incorporated by reference in this prospectus before investing in our common stock.

When used herein, unless the context requires otherwise, references to the “Company,” “Holdings,” “we,” “our” and “us” refer to Motus GI Holdings, Inc., a Delaware corporation, collectively with our direct wholly-owned subsidiaries, Motus GI Medical Technologies, Ltd., an Israeli corporation, and Motus GI, Inc., a Delaware corporation.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our Company

General

We have developed a single-use medical device system (the “Pure-Vu system”), cleared by the United States Food and Drug Administration (the “FDA”) and which has received CE Mark approval in the European Economic Area, that is intended to attach to standard colonoscopes to help facilitate intraprocedural cleaning of a poorly prepared colon by irrigating or cleaning the colon and evacuating the irrigation fluid (water), feces and other bodily fluids and matter. The Pure-Vu system has been designed to integrate with standard colonoscopes to enable cleaning during the procedure while preserving standard procedural workflow and techniques. Challenges with bowel preparation for inpatient colonoscopy represent a significant area of unmet need that directly affects clinical outcomes and increases the cost of care for a hospital in a market segment where most of the reimbursement is under a bundle payment based on a Diagnostic Related Group (a “DRG”). The Pure-Vu system does not currently have a unique reimbursement code with any private or governmental third-party payors in any country. To date, as part of the limited market development launch, we have focused on collecting additional clinical and health economic data, as exemplified by the recently initiated REDUCE study, along with garnering valuable experience in key hospitals on the use of the Pure-Vu system to support a full launch in the US inpatient market in 2019.  We do not expect to generate significant revenue from product sales unless and until we expand our commercialization efforts.

Recent Developments

Initiation of REDUCE Study

On May 23, 2018, we announced the initiation of the Reliable Endoscopic Diagnosis Utilizing Cleansing Enhancement Study (the “REDUCE Study”). The REDUCE study is a multi-center inpatient prospective trial designed to evaluate the Pure-Vu system’s ability to consistently and reliably cleanse the colon to facilitate a successful colonoscopy in a timely manner in patients who are indicated for a diagnostic colonoscopy. The study will enroll approximately 100 subjects in at least 5 hospital centers in the United States and Europe.

We expect to complete the enrollment in the REDUCE study by the end of the fourth quarter of 2018. The primary endpoint of the study is to determine the Pure-Vu system’s rate of improved bowel cleansing level using the Boston Bowel Preparation Scale (“BBPS”) index, a validated assessment instrument. Other key elements of the study include the proportion of patients who receive a successful colonoscopy for the intended indication on the first attempt and the time to successful colonoscopy compared to current care algorithms which have high rates of delayed and repeat procedures, increasing the patient’s length of stay and the cost to the hospital.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Intellectual Property Update

On March 20, 2018, we announced that the European Patent Office (“EPO”) issued Patent No. 3079556 to us titled “apparatus and method for coupling between a colonoscope and add-on tubes.” The patent provides intellectual property protection for our use of the Pure-Vu system in the European market through June 2035.

On March 27, 2018, we announced that the U.S. Patent and Trademark Office (“USPTO”) issued U.S. Patent No. 9,895,483 to us titled “systems and methods for cleaning body cavities.” The patent provides intellectual property protection for our use of the Pure-Vu system in the United States through January 2031.

On May 21, 2018, we announced that the Chinese Patent Office (“SIPO”) issued Patent No. ZL201580037467.6 to us titled “apparatus and method for coupling between a colonoscope and add on tubes.” The patent provides intellectual property protection for our use of the Pure-Vu system in China through June 2035.

On July 30, 2018, we announced that the Japanese Patent Office (“JPO”) issued Patent No. 6,362,640 to us titled “system and method for cleaning body cavities.” The patent provides intellectual property protection for our use of the Pure-Vu system in Japan through June 2031.

Our Risks

Investing in our common stock involves a high degree of risk. You should carefully consider all of the information in this prospectus and in the documents incorporated by reference prior to investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 6 herein and in our Annual Report on Form 10-K for the year ended December 31, 2017, as updated by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, which are incorporated by reference in this prospectus. These risks and uncertainties include, but are not limited to, the following:

●	We have incurred substantial operating losses in each year since our inception and expect to continue to incur substantial losses for the foreseeable future. We may never become profitable or, if achieved, be able to sustain profitability;

●	If this offering is not successful, there is substantial doubt about our ability to continue as a going concern;

●	We may be unable to obtain or maintain governmental approvals to market our Pure-Vu system outside the United States, including the European Union countries;

●	Our Pure-Vu system is not currently reimbursable through private or governmental third-party payors, which could limit market acceptance;

●	The Pure-Vu system may not be accepted by physicians and patients;

●	Our Pure-Vu system is currently our sole product and we are completely dependent on the successful marketing and sale of this product. There is no assurance that we will be able to develop any additional products;

●	We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others;

●	The manufacture of our Pure-Vu system, and the technology developed thereunder, is subject to certain Israeli government regulations which may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel;

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

●	We may face competition from other medical device companies in the future and our operating results will suffer if we fail to compete effectively; and

●	We currently have a limited sales and marketing organization. If we are unable to secure a sales and marketing partner and/or establish satisfactory sales and marketing capabilities, we may not successfully commercialize our Pure-Vu system.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years from the date of our initial public offering in February 2018, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We intend to take advantage of these reporting exemptions described above until we are no longer an “emerging growth company.” Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Corporate History and Information

We are a Delaware corporation formed in September 2016 under the name Eight-Ten Merger Corp. In November 2016, we changed our name to Motus GI Holdings, Inc. We are the parent company of Motus GI Medical Technologies Ltd., an Israeli corporation, and Motus GI, Inc. a Delaware corporation.

On February 16, 2018, we closed our initial public offering (the “IPO”) in which we sold 3,500,000 shares of our common stock at a public offering price of $5.00 per share. In connection with the closing of the IPO, we received net proceeds of approximately $15 million after deducting underwriting discounts and commissions of approximately $1.4 million and other offering expenses of approximately $1.1 million. In addition, on March 12, 2018, we closed the sale of an additional 56,000 shares of our common stock pursuant to a partial exercise of the underwriters 30-day option to purchase up to an additional 525,000 shares of our common stock in connection with the IPO, resulting in net proceeds to us of approximately $250,000 after deducting underwriting discounts and commissions. Shares of our common stock commenced trading on the Nasdaq Capital Market under the symbol “MOTS” on February 14, 2018.

Our principal executive offices are located at 1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL, 33301. Our phone number is 786-459-1831 and our web address is http://www.motusgi.com. Information contained in or accessible through our web site is not, and should not be deemed to be, incorporated by reference in, or considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

“Motus GI,” “Pure-Vu,” and our other registered or common law trademarks, service marks or trade names appearing herein are the property of Motus GI Holdings, Inc. Some trademarks referred to in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus and in the documents incorporated by reference.

Common Stock offered by us	shares

Common Stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares from us	shares

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $           million, or approximately $           million if the underwriters exercise their overallotment option in full, based upon an assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018) and after deducting the underwriting discounts and commissions and estimating offering expenses payable by us.

We intend to use the net proceeds from this offering to fund commercialization activities, research and development activities, including clinical and regulatory development and the continued development and enhancement of our Pure-Vu system, working capital and other general corporate purposes. See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend Policy	We have never declared or paid any cash dividends on our common stock, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect that we will retain all of our available funds and future earnings, if any, for use in the operation and expansion of our business. See the section titled “Dividend Policy” for a more complete description of our dividend policy.

Risk Factors	Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” and other information contained or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Capital Market symbol	“MOTS”

The number of shares of our common stock to be outstanding upon completion of this offering is based on 15,645,755 shares of our common stock outstanding as of June 30, 2018 and excludes:

●	1,907,810 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of June 30, 2018, with a weighted average exercise price of $4.41 per share, and 100,000 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan after June 30, 2018, with a weighted average exercise price of $5.75 per share;

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

●	725,208 additional shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan as of June 30, 2018;

●	2,446,551 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.04 per share as of June 30, 2018;

●	190,000 shares of our common stock issuable upon the exercise of warrants issued subsequent to June 30, 2018 with a weighted average exercise price of $8.44 per share;

●	30,000 shares of our common stock issued after June 30, 2018; and

●	Any automatic increases in the number of shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

●	no issuance or exercise of stock options or warrants on or after June 30, 2018; and

●	no exercise by the underwriters of their option to purchase up to an additional shares of common stock in this offering.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

An investment in our common stock is speculative and illiquid and involves a high degree of risk including the risk of a loss of your entire investment. You should carefully consider the following risk factors, as well as those set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, as updated by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, which are incorporated by reference in this prospectus. These risk factors contain, in addition to historical information, forward looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward looking statements. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described. The occurrence of any of the following adverse developments described in the following risk factors and in the documents incorporated by reference could materially and adversely harm our business, financial condition, results of operations or prospects. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock. In addition, the risks and uncertainties discussed below and in the documents incorporated by reference are not the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could results in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus (as supplemented or amended) and the documents incorporated by reference in this prospectus.

Risks related to this Offering and Ownership of our Common Stock

After this offering, our officers, directors, and principal stockholders will continue to exercise significant control over our Company, and will control our company for the foreseeable future, including the outcome of matters requiring stockholder approval.

When this offering is completed our officers, directors, entities controlled by our officers and directors, and principal stockholders who beneficially own more than 5% of our common stock before this offering will in the aggregate, beneficially own shares representing approximately           % of our outstanding capital stock immediately after this offering. As a result, such entities and individuals have the ability, acting together, to control the election of our directors and the outcome of corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our certificate of incorporation and bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those entities and individuals. These individuals also have significant control over our business, policies and affairs as officers and directors of our company. Therefore, you should not invest in reliance on your ability to have any control over our company.

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $           per share, representing the difference between our net tangible book value per share after giving effect to this offering and an assumed public offering price of $           per share, the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018. In the past, we issued Series A Convertible Preferred Stock (which all converted into shares of our common stock upon the consummation of our IPO), restricted stock, options and warrants to acquire or convert into capital stock at prices significantly below the assumed public offering price. To the extent any outstanding options or warrants are ultimately converted or exercised, you will sustain further dilution. For further information, see the section entitled “Dilution.”

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current market price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We intend to use the net proceeds from this offering for commercialization activities related to our Pure-Vu system, research and development activities (including clinical and regulatory development and the continued development and enhancement of our Pure-Vu system), working capital and other general corporate purposes. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

An active trading market for our common stock may not be sustained.

Prior to the closing of our IPO, there had been no public market for our common stock. Although our common stock is listed on the Nasdaq Capital Market, the market for our shares has demonstrated varying levels of trading activity. Furthermore, the current level of trading may not be sustained in the future. The lack of an active market for our common stock may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire additional intellectual property assets by using our shares as consideration.

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

You may be unable to sell your shares of common stock at or above the offering price. The market price for our common stock has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; additions or departures of key management or other personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our common stock by us, our insiders or our other stockholders; and
●	general economic, market or political conditions in the United States or elsewhere.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In particular, the market prices of early commercial-stage companies like ours have been highly volatile due to factors, including, but not limited to:

●	any delay or failure to conduct a clinical trial for our product or receive approval from the FDA and other regulatory agents;
●	developments or disputes concerning our product’s intellectual property rights;
●	our or our competitors’ technological innovations;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies or patents;
●	failure to complete significant transactions or collaborate with vendors in manufacturing our product; and
●	proposals for legislation that would place restrictions on the price of medical therapies or devices.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general, and Nasdaq Capital Markets and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Shareholders will experience dilution by exercises of outstanding warrants and options.

As of June 30, 2018, there were 2,446,551 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $5.04 per share, and options to purchase an aggregate of up to 1,907,810 shares of our common stock, with a weighted average exercise price of $4.41 per share.

The exercise of such warrants and options will result in dilution of your investment. As a result of this dilution, you may receive significantly less than the full purchase price you paid for our securities in the event of liquidation.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, any gains from an investment in our common stock will likely depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain, and our officers and representatives may from time to time make, “forward-looking statements,” which include information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “goal,” “seek,” “project,” “strategy,” “likely,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements are neither historical facts, nor should they be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	our limited operating history;
●	our history of substantial operating losses in each year since inception and expectation that we will continue to incur substantial operating losses for the foreseeable future;
●	our current and future capital requirements to support our development and commercialization efforts for the Pure-Vu system and our ability to satisfy our capital needs;
●	our dependence on the Pure-Vu system, our sole product candidate, which is still in development;
●	our ability to obtain approval from regulatory agents in different jurisdictions for the Pure-Vu system;
●	our Pure-Vu system and the procedure to cleanse the colon in preparation for colonoscopy are not currently reimbursable through private or governmental third-party payors;
●	our lack of a developed sales and marketing organization and our ability to commercialize the Pure-Vu system;
●	our dependence on third-parties to manufacture the Pure-Vu system;
●	our ability to maintain or protect the validity of our patents and other intellectual property;
●	our ability to retain key executives and medical and science personnel;
●	our ability to internally develop new inventions and intellectual property;
●	interpretations of current laws and the passages of future laws;
●	acceptance of our business model by investors;
●	the accuracy of our estimates regarding expenses and capital requirements; and
●	our ability to adequately support growth.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein and in the documents incorporated by reference herein or risk factors that we are faced with that may cause our actual results to differ from those anticipate in our forward-looking statements. Please see “Risk Factors” beginning on page 6 for additional risks which could adversely impact our business and financial performance.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering. All forward-looking statements included in this prospectus and in the documents incorporated by reference in this prospectus are based on information available to us on the date of this prospectus or the date of the applicable document incorporated by reference. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus and in the documents incorporated by reference in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY OUR MANAGEMENT. IN REVIEWING THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT THERE MAY BE OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $           million from the sale of the shares of common stock offered in this offering, or approximately $           million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $           per share (last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $           million, assuming the public offering price stays the same. An increase of 1,000,000 in the number of shares we are offering, together with a $1.00 increase in the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018), would increase the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $           million. A decrease of 1,000,000 in the number of shares we are offering, together with a $1.00 decrease in the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018), would decrease the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $           million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We expect to use the net proceeds from this offering for commercialization activities, research and development activities, including clinical and regulatory development and the continued development and enhancement of our Pure-Vu system, working capital and other general corporate purposes. Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. We anticipate that we will retain funds and future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future following this offering. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, the terms of any future debt or credit financings may preclude us from paying dividends.

In addition, the ability of Motus GI Medical Technologies Ltd., an Israeli Company (“Opco”), our direct wholly-owned operating subsidiary, to distribute dividends may be limited by Israeli law. The Israeli Companies Law, 1999, or the Israeli Companies Law, restricts Opco’s ability to declare dividends. Unless otherwise approved by a court, Opco can distribute dividends only from “profits” (as defined by the Israeli Companies Law). Dividends may be paid with the approval of a court, at a company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due.

The payment of dividends by Opco to Holdings may be subject to Israeli withholding taxes.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MARKET PRICE OF COMMON STOCK

Shares of our common stock commenced trading on the Nasdaq Capital Market under the symbol “MOTS” on February 14, 2018. Prior to that date, there was no public market for our common stock. The following table summarizes the high and low sale prices of our common stock as reported by the Nasdaq Capital Market:

Fiscal Year 2018	High	Low
First Quarter (beginning February 14, 2018)	$5.30	$3.75
Second Quarter	$7.85	$3.95
Third Quarter (through , 2018)

On           , 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $ per share. As of June 30, 2018, we had approximately 292 holders of record of our common stock. This number does not include beneficial owners whose shares were held in street name. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments balance and capitalization as of June 30, 2018:

●	on an actual basis; and

●	on an as-adjusted basis to reflect the issuance and sale by us of shares of our common stock in this offering at the assumed public offering price of $ per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

You should read the selected data in the table below together with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, which are incorporated by reference in this prospectus, and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of June 30, 2018
	Actual	As Adjusted
	(unaudited)
	(in thousands, except per share data)
Cash and cash equivalents and short-term investments	$14,945	$
Long-term liabilities	$1,887	$
Stockholders’ equity:
Common stock, $0.0001 par value; 50,000,000 shares authorized, 15,645,755 shares issued and outstanding (actual); shares issued and outstanding (as adjusted)	2
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, zero shares issued and outstanding (actual), 10,000,000 shares authorized, zero shares issued and outstanding (as adjusted)	—
Additional paid-in capital	64,110
Accumulated deficit	(50,641)
Total shareholders’ equity	13,471
Total capitalization	$15,358	$

Each $1.00 increase (decrease) in the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) would increase (decrease) the amount of cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization on an as adjusted basis by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents and short-term investments, total stockholders’ equity and total capitalization on an as adjusted basis by approximately $           million, assuming the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) would increase each of cash and cash equivalents and short-term investments and total stockholders’ equity by approximately $           million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, each one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) would decrease each of cash and cash equivalents and short-term investments and total stockholders’ equity by approximately $           million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The number of shares of our common stock to be outstanding upon completion of this offering is based on 15,645,755 shares of our common stock outstanding as of June 30, 2018 and excludes:

●	1,907,810 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of June 30, 2018, with a weighted average exercise price of $4.41 per share, and 100,000 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan after June 30, 2018, with a weighted average exercise price of $5.75 per share;

●	725,208 additional shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan as of June 30, 2018;

●	2,446,551 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.04 per share as of June 30, 2018;

●	190,000 shares of our common stock issuable upon the exercise of warrants issued subsequent to June 30, 2018 with a weighted average exercise price of $8.44 per share;

●	30,000 shares of our common stock issued after June 30, 2018; and

●	Any automatic increases in the number of shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Net historical tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of June 30, 2018. Our historical net tangible book value as of June 30, 2018 was $13.5 million, or $0.86 per share of common stock.

As adjusted net book value is our net tangible book value, plus the effect of the sale of shares of our common stock in this offering at the assumed public offering price of $           per share (the last reported sale price of our common stock on the Nasdaq Capital Market on           , 2018) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Our as adjusted net book value as of June 30, 2018 would have been approximately $           million, or $           per share. This amount represents an immediate increase in as adjusted net tangible book value of $  per share to our existing stockholders, and an immediate dilution of $           per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Historical net tangible book value per share as of June 30, 2018	$0.86
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share, after giving effect to this offering

Dilution of as adjusted net tangible book value per share to new investors		$

Each $1.00 increase (decrease) in the assumed public offering price of $      per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018) would increase (decrease) the as adjusted net tangible book value, by $      per share and would decrease (increase) the dilution to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each increase of one million shares offered by us would increase the as adjusted net tangible book value by $      per share and decrease the dilution to new investors by $      per share, assuming the assumed public offering price of $      per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018) remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each decrease of one million shares offered by us would decrease the as adjusted net tangible book value by $       per share and increase the dilution to new investors by $      per share, assuming the assumed public offering price of $      per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018) remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed public offering price of $      per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018) would increase the as adjusted net tangible book value by $      per share and decrease the dilution to new investors by $      per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, each one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $       per share (the last reported sale price of our common stock on the Nasdaq Capital Market on , 2018) would decrease the as adjusted net tangible book value by $      per share and increase the dilution to new investors by $      per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value per share after giving effect to this offering would be $      per share, which amount represents an immediate increase in the as adjusted net tangible book value of $      per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $      per share of our common stock to new investors purchasing shares of common stock in this offering.

If any shares are issued upon the exercise of outstanding options or warrants, you will experience further dilution. The above discussion and table are based on 15,645,755 shares of our common stock outstanding as of June 30, 2018 and excludes:

●	1,907,810 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of June 30, 2018, with a weighted average exercise price of $4.41 per share, and 100,000 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan after June 30, 2018, with a weighted average exercise price of $5.75 per share;

●	725,208 additional shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan as of June 30, 2018;

●	2,446,551 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.04 per share as of June 30, 2018;

●	190,000 shares of our common stock issuable upon the exercise of warrants issued subsequent to June 30, 2018 with a weighted average exercise price of $8.44 per share;

●	30,000 shares of our common stock issued after June 30, 2018; and

●	Any automatic increases in the number of shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2018 by:

●	each of our stockholders who is known by us to beneficially own 5% or more of our common stock;

●	each of our named executive officers;

●	each of our directors; and

●	all of our directors and current officers as a group.

Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock that are subject to options or warrants held by that person and exercisable as of, or within 60 days of, June 30, 2018 are counted as outstanding. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person(s). Except as may be indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and dispositive power with respect to the shares of our common stock set forth opposite that person’s name. Unless indicated below, the address of each individual listed below is c/o Motus GI Holdings, Inc., 1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL 33301.

Applicable percentage ownership in the following table is based on 15,645,755 shares of our common stock outstanding as of June 30, 2018 and also lists applicable percentage ownership based on shares of our common stock assumed to be outstanding after completion of the offering, assuming no exercise by the underwriters of their option to purchase additional shares of our common stock.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Officers and Directors
Mark Pomeranz (1)	405,292	2.53%

David Hochman (2)(4)(5)(6)(7)(8)	3,976,361	24.65%

Darren Sherman (3)(4)(5)(6)(7)(8)	3,864,861	24.01%

Gary Jacobs (9)(10)	925,498	5.85%

Samuel Nussbaum (11)	35,000	*

Shervin Korangy (12)	52,500	*

Andrew Taylor (13)	62,000	*

Gary Pruden (14)	50,000	*

Directors and Officers as a Group (8 persons)	5,565,951	32.96%

5% Stockholders

Ascent Biomedical Ventures II, L.P. (15)	907,364	5.68%

ABV, LLC (15)(16)	1,607,163	10.01%

Geoffrey W. Smith (7)(15)(16)	3,607,163	22.47%

Orchestra MOTUS Co-Investment Partners, LLC (6)	1,345,101	8.50%

Orchestra Medical Ventures, LLC (6)	1,345,101	8.50%

Orchestra BioMed, Inc. (7)	2,000,000	12.78%

Jacobs Investment Company LLC (10)	870,148	5.51%

Perceptive Life Sciences Master Fund Ltd. (17)	3,046,596	19.17%

Perceptive Advisors LLC (17)	3,046,596	19.17%

1.	Includes 397,151 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018. Does not include 181,200 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

2.	Includes (i) 87,500 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018, (ii) 300 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018, and (iii) 80,000 shares of common stock held by a family trust of which Mr. Hochman is a co-trustee and sole beneficiary. Does not include 87,500 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

3.	Includes (i) 50,000 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018, and (ii) 300 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018. Does not include 50,000 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

4.	Includes 215,818 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018, held by Orchestra Medical Ventures II, L.P. The managing members of Orchestra Medical Ventures II GP, LLC, David Hochman and Darren Sherman, exercise sole dispositive and voting power over the shares owned by Orchestra Medical Ventures II, L.P.

5.	Includes 83,352 shares of common stock held by Orchestra Medical Ventures II Reserve, L.P. The managing members of Orchestra Medical Ventures II GP, LLC, David Hochman and Darren Sherman, exercise sole dispositive and voting power over the shares owned by Orchestra Medical Ventures II Reserve, L.P.

6.	Includes 185,133 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018, held by Orchestra MOTUS Co-Investment Partners, LLC. The managing partners of Orchestra Medical Ventures, LLC, David Hochman and Darren Sherman, exercise sole dispositive and voting power over the shares owned by Orchestra MOTUS Co-Investment Partners, LLC.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

7.	David Hochman, Darren Sherman and Geoffrey W. Smith are the directors of Orchestra BioMed, Inc. (“OBIO”). David Hochman, Darren Sherman, and Geoffrey W. Smith jointly exercise dispositive and voting power over the shares of common stock owned by OBIO. The principal address for OBIO is 150 Union Square Drive, New Hope, PA 18938.

8.	Includes 51,498 shares of common stock held by Accelerated Technologies, Inc. David Hochman and Darren Sherman share dispositive and voting power over the shares owned by Accelerated Technologies, Inc.

9.	Includes 46,250 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018. Does not include 46,250 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

10.	Includes 141,292 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018. The managing member of Jacobs Investment Company LLC, Gary Jacobs, exercises sole dispositive and voting power over the shares owned by Jacobs Investment Company LLC.

11.	Includes 25,000 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018. Does not include 25,000 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

12.	Includes 32,500 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018. Does not include 32,500 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

13.	Includes 60,000 shares of our common stock issuable upon the exercise of stock options that are exercisable within sixty days of June 30, 2018. Does not include 180,000 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

14.	Does not include 50,000 shares of our common stock issuable upon the exercise of stock options that are not exercisable within sixty days of June 30, 2018.

15.	Includes 315,883 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018, held by Ascent Biomedical Ventures II, L.P. The managing members of ABV, LLC, Geoffrey W. Smith and Steve Hochberg, exercise sole dispositive and voting power over the shares owned by Ascent Biomedical Ventures II, L.P. The principal address for the entities affiliated with ABV, LLC is 60 East 42nd Street, New York, NY 10165.

16.	Includes 88,558 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018, held by Ascent Biomedical Ventures Synecor, L.P. The managing members of ABV, LLC, Geoffrey W. Smith and Steve Hochberg, exercise sole dispositive and voting power over the shares owned by Ascent Biomedical Ventures Synecor, L.P. The principal address for the entities affiliated with ABV, LLC is 60 East 42nd Street, New York, NY 10165. Ascent Biomedical Ventures II, L.P. and Ascent Biomedical Ventures Synecor, L.P. are collectively referred to herein as the “Ascent Entities.”

17.	Includes 246,055 shares of our common stock issuable upon exercise of warrants that are exercisable within sixty days of June 30, 2018, held by Perceptive Life Sciences Master Fund Ltd. The managing member of Perceptive Advisors LLC, Mr. Joseph Edelman, exercises sole dispositive and voting power over the shares owned by Perceptive Life Sciences Master Fund Ltd. The principal address for the entities affiliated with Perceptive Advisors LLC is 51 Astor Place, 10th floor New York, NY 10003.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2015, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average total assets of the Company at year end for the last two completed fiscal years; and

●	any of our directors, executive officers, promoters or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and directors are described in the section titled “Executive Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this prospectus.

Voting Agreement

Effective on December 1, 2016, Opco, and the holders of all issued and outstanding shares of capital stock of Opco (the “Opco Stockholders”), entered into a share exchange agreement (the “Share Exchange Agreement”) with us. Pursuant to the terms of the Share Exchange Agreement, as a condition of and contemporaneously with the initial closing (the “Initial Closing”) of the private placement offering of units we conducted from December 2016 to February 2017 (the “2017 Private Placement”), the Opco Stockholders sold to us, and we acquired, all of the issued and outstanding shares of capital stock of Opco (the “Share Exchange Transaction”) and Opco became our direct wholly-owned subsidiary. In connection with the Initial Closing of the 2017 Private Placement, the Opco Stockholders and our stockholders prior to the Share Exchange Transaction and the 2017 Private Placement (the “Formation Stockholders”), including Jacobs Investments Company LLC, an entity in which our director Gary Jacobs is the beneficial owner of the shares held by such entity, and Accelerated Technologies, Inc., Orchestra Medical Ventures II, L.P., Orchestra MOTUS Co-Investment Partners, LLC, and Orchestra Medical Ventures II GP, LLC, entities in which our directors David Hochman and Darren Sherman share beneficial ownership of the shares held by such entities, entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, (i) the Opco Stockholders held the right to nominate four (4) members to our board of directors (the “Opco Stockholders’ Nominees”), (ii) the Formation Stockholders were to vote in favor of the election of the Opco Stockholders’ Nominees, (iii) the Formation Stockholders were to vote in favor of the election of the Placement Agent Nominee (defined below) to our board of directors, (iv) the Opco Stockholders were to vote in favor of the election of the Placement Agent Nominee and (v) the Opco Stockholders and the Formation Stockholders were permitted to vote in favor of up to two additional independent candidates to the board of directors acceptable to the Placement Agent Nominee and the Opco Stockholders’ Nominees. The Voting Agreement expired upon the closing of our IPO and is of no further force or effect.

Board of Directors Composition

Pursuant to the Voting Agreement described above, the placement agent for the 2017 Private Placement (the “Placement Agent”) held a right to appoint one member of our board of directors for a two-year term from the Initial Closing of the 2017 Private Placement (the “Placement Agent Nominee”). However, the Voting Agreement expired upon the closing of our IPO and is of no further force or effect.

Convertible Note, Convertible Warrant, and 2017 Private Placement - Related Party Participation

Pursuant to the terms of a convertible note agreement (the “CNA”), as amended, Opco issued convertible notes (the “Convertible Notes”) to certain investors (the “Convertible Holders”) in a series of closings from June 2015 through November 2016. From August 2015 through November 2016, Orchestra Medical Ventures II, L.P., an affiliate of Orchestra Medical Ventures II GP, LLC (an entity in which David Hochman, Chairman of the Board, and Darren Sherman, one of our Directors, serve as Managing Members) purchased Convertible Notes in an aggregate principal amount of $1,649,062. On December 22, 2016, Orchestra Medical Ventures II, L.P. exchanged its Convertible Notes, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 299,244 shares of our common stock and (ii) 99,748 shares of our Series A Convertible Preferred Stock. In addition, Orchestra Medical Ventures II, L.P. received five (5) year warrants to purchase an aggregate of 108,838 shares of our common stock at an exercise price of $5.00 per share in an amount equal to thirty-three percent (33%) of the principal amount of such Convertible Note divided by $5.00 (the “Exchange Warrants,” see “Description of Securities – Warrants – Exchange Warrants” for a description of the Exchange Warrants.). Orchestra Medical Ventures II, L.P. and Orchestra Medical Ventures II GP, LLC are no longer beneficial owners of more than five percent of our common stock.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, from August 2015 through November 2016, Orchestra MOTUS Co-Investment Partners, LLC, an affiliate of Orchestra Medical Ventures, LLC (an investment firm in which David Hochman, Chairman of the Board, and Darren Sherman, one of our Directors, serve as Managing Partners) purchased Convertible Notes in an aggregate principal amount of $1,047,511. On December 22, 2016, Orchestra MOTUS Co-Investment Partners, LLC exchanged its Convertible Notes, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 195,114 shares of our common stock and (ii) 65,038 shares of our Series A Convertible Preferred Stock. In addition, Orchestra MOTUS Co-Investment Partners, LLC received Exchange Warrants to purchase an aggregate of 69,136 shares of our common stock.

From June 2015 through November 2016, Jacobs Investment Company, LLC, an investment firm in which Gary Jacobs, one of our Directors, serves as Founder and Managing Director, purchased Convertible Notes in an aggregate principal amount of $1,044,032. On December 22, 2016, Jacobs Investment Company, LLC exchanged its Convertible Notes, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 189,865 shares of our common stock and (ii) 63,289 shares of our Series A Convertible Preferred Stock. In addition, Jacobs Investment Company, LLC received Exchange Warrants to purchase an aggregate of 68,906 shares of our common stock.

From June 2015 through August 2016, Ascent Biomedical Ventures II, L.P., and from July 2015 through October 2015, Ascent Biomedical Ventures Synecor, L.P. (collectively, the “Ascent Entities”) purchased Convertible Notes in an aggregate principal amount of $2,790,412 (the “Ascent Convertible Notes”). ABV, LLC, a beneficial owner of more than five percent of our common stock, is the beneficial owner of the securities held by the Ascent Entities. On December 22, 2016, the Ascent Entities exchanged the Ascent Convertible Notes, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 511,776 shares of our common stock and (ii) 170,593 shares of our Series A Convertible Preferred Stock. In addition, the Ascent Entities received Exchange Warrants to purchase an aggregate of 184,167 shares of our common stock.

On October 27, 2016, Perceptive Life Sciences Master Fund Ltd., and on October 28, 2016, Titan Perc, Ltd. (collectively, the “Perceptive Entities”) purchased Convertible Notes in an aggregate principal amount of $1,000,000 (the “Perceptive Convertible Notes”). Perceptive Advisors LLC, a beneficial owner of more than five percent of our common stock, is the beneficial owner of the securities held by the Perceptive Entities. On December 22, 2016, the Perceptive Entities exchanged the Perceptive Convertible Notes, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 169,155 shares of our common stock and (ii) 56,386 shares of our Series A Convertible Preferred Stock. In addition, the Perceptive Entities received Exchange Warrants to purchase an aggregate of 66,000 shares of our common stock. Additionally, the Perceptive entities purchased an aggregate of 800,000 units in our 2017 Private Placement, at a purchase price of $5.00 per unit, comprised of an aggregate of (i) 600,000 shares of our common stock and (ii) 200,000 shares of our Series A Convertible Preferred Stock.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

From January 2016 through November 2016 The Peierls Bypass Trust, UD E.F. Peierls for Brian E. Peierls, UD E.F. Peierls for E. Jeffrey Peierls, UD E.S. Peierls for E.F. Peierls et al, UD J.N. Peierls for Brian Eliot Peierls, UD J.N. Peierls for E. Jeffrey Peierls, UW E.S. Peierls for Brian E. Peierls - Accumulation, UW E.S. Peierls for E. Jeffrey Peierls - Accumulation, UW J.N. Peierls for Brian E. Peierls, UW J.N. Peierls for E. Jeffrey Peierls (collectively, the “Peierls Trusts”) and The Peierls Foundation, Inc. and UD Ethel F. Peierls Charitable Lead Trust (collectively, the “Peierls Entities”) purchased Convertible Notes in an aggregate principal amount of $1,448,000 (the “Peierls Convertible Notes”). E. Jeffrey Peierls, a beneficial owner of more than five percent of our common stock prior to the IPO, is the beneficial owner of the securities held by the Peierls Trusts and the Peierls Entities. On December 22, 2016, the Peierls Trusts and the Peierls Entities exchanged the Peierls Convertible Notes, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 257,385 shares of our common stock and (ii) 85,801 shares of our Series A Convertible Preferred Stock. In addition, the Peierls Trusts and the Peierls Entities received Exchange Warrants to purchase an aggregate of 95,568 shares of our common stock. Additionally, the Peierls Trusts and the Peierls Entities purchased an aggregate of 100,000 units in our 2017 Private Placement, at a purchase price of $5.00 per unit, comprised of an aggregate of (i) 75,000 shares of our common stock and (ii) 25,000 shares of our Series A Convertible Preferred Stock. As a result of the IPO, E. Jeffrey Peierls is no longer a beneficial owner of more than five percent of our common stock.

On October 27, 2016, AKS Family Partners, LP, a beneficial owner of more than five percent of our common stock prior to the Initial Closing, purchased a Convertible Note in an aggregate principal amount of $250,000. On December 22, 2016, AKS Family Partners, LP exchanged its Convertible Note, together with accrued and unpaid interest thereon calculated through December 22, 2016 at a rate of 10% per annum, for units sold in the 2017 Private Placement at a price of $4.50 per unit resulting in the receipt of (i) 42,290 shares of our common stock and (ii) 14,097 shares of our Series A Convertible Preferred Stock. In addition, AKS Family Partners, LP received Exchange Warrants to purchase an aggregate of 16,500 shares of our common stock. As a result of the Initial Closing, AKS Family Partners, LP is no longer a beneficial owner of more than five percent of our common stock.

Share Exchange Transaction

Effective on December 1, 2016, Opco, and the Opco Stockholders, entered into the Share Exchange Agreement with us. Pursuant to the terms of the Share Exchange Agreement, the Opco Stockholders sold to us, and we acquired, all of the issued and outstanding shares of capital stock of Opco and Opco became our wholly owned subsidiary.

At the closing of the Share Exchange Transaction, on December 22, 2016, (i) Orchestra Medical Ventures II, L.P., an affiliate of Orchestra Medical Ventures II GP, LLC (an entity in which David Hochman, Chairman of the Board, and Darren Sherman, one of our Directors, serve as Managing Members) and Orchestra MOTUS Co-Investment Partners, LLC, an affiliate of Orchestra Medical Ventures, LLC (an investment firm in which David Hochman, Chairman of the Board, and Darren Sherman, one of our Directors, serve as Managing Partners) sold to us, and we acquired, all of the capital stock of Opco held by Orchestra Medical Ventures II, L.P. and Orchestra MOTUS Co-Investment Partners, LLC in exchange for 670,800 and 899,816 shares of our common stock, respectively, (ii) Jacobs Investment Company, LLC, an investment firm in which Gary Jacobs, one of our Directors, serves as Founder and Managing Director, sold to us, and we acquired, all of the capital stock of Opco held by Jacobs Investment Company, LLC in exchange for 474,802 shares of our common stock, and (iii) ABV, LLC, a beneficial owner of more than five percent of our common stock, through the Ascent Entities, sold to us, and we acquired, all of the capital stock of Opco held by the Ascent Entities in exchange for an aggregate of 1,520,353 shares of our common stock.

Ten Percent Warrants - Related Party Participation

In connection with the 2017 Private Placement, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the 2017 Private Placement investors. Upon the completion of our IPO in February 2018, we issued warrants to certain of our Series A Convertible Preferred Stock holders, pursuant to an amendment to the Registration Rights Agreement and an amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, to purchase an aggregate of 1,095,682 shares of our common stock (the “Ten Percent Warrants”), including (i) Ten Percent Warrants to purchase 300 shares of our common stock to David Hochman, the Chairman of our Board, (ii) Ten Percent Warrants to purchase 300 shares of our common stock to Darren Sherman, one of our directors, (iii) Ten Percent Warrants to purchase an aggregate of 220,274 shares of our common stock to the Ascent Entities, beneficial owners of more than five percent of our common stock, (iv) Ten Percent Warrants to purchase 106,980 shares of our common stock to Orchestra Medical Ventures II, L.P., a former beneficial owner of more than five percent of our common stock, (v) Ten Percent Warrants to purchase 115,997 shares of our common stock to Orchestra MOTUS Co-Investment Partners, LLC, a beneficial owner of more than five percent of our common stock, (vi) Ten Percent Warrants to purchase 72,386 shares of our common stock to Jacobs Investment Company, an investment firm in which Gary Jacobs, one of our Directors, serves as Founder and Managing Director, (vii) Ten Percent Warrants to purchase 180,055 shares of our common stock to Perceptive Life Sciences Master Fund Ltd., a beneficial owner of more than five percent of our common stock, (viii) Ten Percent Warrants to purchase an aggregate of 57,035 shares of our common stock to E. Jeffrey Peierls, including the Peierls Trusts and the Peierls Entities, a former beneficial owner of more than five percent of our common stock. See “Description of Securities – Warrants – Ten Percent Warrants” for a description of the Ten Percent Warrants.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Sales and Marketing Services Arrangement with FreeHold Surgical, Inc.

In August, 2017, we began paying a monthly fee to FreeHold Surgical, Inc., or FreeHold, an entity in which David Hochman, the Chairman of our Board, serves as a Director, and Darren Sherman, one of our Directors, serves as a Director and President. Pursuant to the fee arrangement, we paid FreeHold a monthly amount of approximately $25,000 as all-in compensation for sales and marketing services performed for us, on a part time basis, by two Freehold sales representatives (the “FreeHold Services”), through June 2018. Effective July 2018, pursuant to an amendment to the fee arrangement, we pay FreeHold a monthly amount of approximately $8,333 as all-in compensation for the FreeHold Services.

Participation in the IPO

In addition to the shares issued pursuant to the directed share program described below, all of our directors and executive officers, and certain of our existing stockholders, including stockholders affiliated with certain of our directors, purchased 1,435,000 shares of our common stock in our IPO, completed February 2018, at the IPO price of $5.00 per share, including (i) Perceptive Life Sciences Master Fund Ltd., which purchased 1,000,000 shares of our common stock at the IPO price, (ii) Orchestra Medical Ventures II, L.P., which purchased 40,000 shares of our common stock at the IPO price, (iii) Gary Pruden, who purchased 50,000 shares of our common stock at the IPO price, (iv) David Hochman, who purchased 75,000 shares of our common stock at the IPO price, (v) Shervin Korangy, who purchased 20,000 shares of our common stock at the IPO price, (vi) Mark Pomeranz, who purchased 8,000 shares of our common stock at the IPO price, (vii) Samuel Nussbaum, who purchased 10,000 shares of our common stock at the IPO price, (viii) Darren Sherman, who purchased 5,000 shares of our common stock at the IPO price and (ix) Andrew Taylor, who purchased 2,000 shares of our common stock at the IPO price.

Directed Share Program

At our request, the underwriters sold at the IPO price 175,000 shares of our common stock, or five percent (5%) of the shares offered in our IPO, to our employees and other persons associated with us, including Gary Jacobs, one of our Directors, who purchased 5,000 shares of our common stock at the IPO price. The directed share program was arranged through the representative of the underwriters in the IPO.

Indemnification Agreements

In 2017, we entered into indemnification agreements with all of our directors and named executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, any members of the immediate family of any of the foregoing persons and any firms, corporations or other entities in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest (collectively “related parties”), are not permitted to enter into a transaction with us without the prior consent of our board of directors acting through the Audit Committee or, in certain circumstances, the chairman of the Audit Committee. Any request for us to enter into a transaction with a related party, in which the amount involved exceeds $100,000 and such related party would have a direct or indirect interest must first be presented to our Audit Committee, or in certain circumstances the chairman of our Audit Committee, for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee, or the chairman of our Audit Committee, is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the benefits to us, the availability of other sources of comparable products or services and the extent of the related party’s interest in the transaction.

Director Independence

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mr. Hochman, Mr. Sherman, Mr. Jacobs, Dr. Nussbaum, Mr. Korangy and Mr. Pruden do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Rules of the Nasdaq Market and the SEC.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF SECURITIES

Our current certificate of incorporation, as amended, authorizes us to issue:

●	50,000,000 shares of common stock, par value $0.0001 per share; and

●	10,000,000 shares of preferred stock, par value $0.0001 per share.

As of June 30, 2018 there were 15,645,755 shares of our common stock outstanding, held of record by approximately 292 stockholders of record, and no shares of preferred stock outstanding.

The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our certificate of incorporation, as amended. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. Copies of our certificate of incorporation may be obtained from the Company upon written request.

Common stock

Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to). When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast on such matter, except where a different vote is required by law, by the rules or regulations of any stock exchange applicable to us, or pursuant to any regulation applicable to us or our securities, in which case, such different vote shall apply. A majority in voting power of the shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders.

Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over our common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over our common stock.

Conversion Rights. The holders of our common stock have no conversion rights.

Preemptive and Similar Rights. The holders of our common stock have no preemptive or similar rights.

Redemption/Put Rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are fully-paid and non-assessable.

Transfer Restrictions. Shares of our common stock are subject to transfer restrictions. Holders of our common stock may not transfer their securities unless (a) a registration statement is in effect under the Securities Act covering the proposed transfer and such transfer is made in accordance with such registration statement or (b) the securities are transferred in a transaction exempt from the registration requirements of the Securities Act and any related requirements imposed by applicable state securities laws. In the case of any transfer permitted under clause (b), the holder must notify us in writing of the proposed transfer and furnish us with an opinion of counsel, reasonably satisfactory to us, that the transfer will not require registration under the Securities Act or any applicable state securities laws. Each certificate representing a security contains a legend referring to this restriction on transfer and any legends required by state securities laws.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company. We currently have no plans to issue any shares of preferred stock.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Royalty Payment Rights Certificates

We have issued Royalty Payment Rights Certificates (the “Royalty Payment Rights Certificates”) entitling the holders of such certificates to the following royalty payment rights (the “Royalty Payment Rights”):

Royalties. If and when we generate sales of the current and potential future versions of the Pure-Vu system, including disposables, parts, and services, or if we receive any proceeds from the licensing of the current and potential future versions of the Pure-Vu system, then we will pay to the holders of our Royalty Payment Rights Certificates (the “Holders”) with the allocation of such Royalty Payment Rights between Holders determined as set forth below under “Allocation of Royalty Payments”, a royalty (the “Royalty Amount”) equal to, in the aggregate, in royalty payments in any calendar year for all products:

The Company Commercializes Product Directly	The Rights to Commercialize the Product is Sublicensed by the Company to a third-party
3% of any Net Sales*	5% of any Licensing Proceeds**

* Notwithstanding the foregoing, with respect to Net Sales based Royalty Amounts, (a) no Net Sales based Royalty Amount shall begin to accrue or become payable until we have first generated, in the aggregate, since inception, Net Sales equal to $20 million (the “Initial Net Sales Milestone”), and royalties shall only be computed on, and due with respect to, Net Sales generated in excess of the Initial Net Sales Milestone, and (b) the total Net Sales based Royalty Amount due and payable in any calendar year shall be subject to a cap per calendar year of $30 million. “Net Sales” is defined in the Royalty Payment Rights Certificates.

** Notwithstanding the foregoing, with respect to Licensing Proceeds based Royalty Amounts, (a) no Licensing Proceeds based Royalty Amount shall begin to accrue or become payable until we have first generated, in the aggregate, since inception, Licensing Proceeds equal to $3.5 million (the “Initial Licensing Proceeds Milestone”), and royalties shall only be computed on, and due with respect to, Licensing Proceeds in excess of the Initial Licensing Proceeds Milestone and (b) the total Licensing Proceeds based Royalty Amount due and payable in any calendar year shall be subject to a cap per calendar year of $30 million. “Licensing Proceeds” is defined in the Royalty Payment Rights Certificates.

We currently have not licensed any of our products to any third-party and are not in negotiations with respect to any such license. There is no guarantee that we will ever generate sales of, or Licensing Proceeds from, our products. The Holders may never receive any royalty payments and these Royalty Payment Rights may expire worthless.

Timing of Royalty Payments. With respect to products that we commercialize directly, royalty payments, if any, will be paid annually 15 business days after the issuance of our audited financial statements for the prior year in which such Net Sales were generated; for the avoidance of doubt, such payments shall begin only upon achievement of the Initial Net Sales Milestone without regard to whether the Initial Licensing Proceeds Milestone has been met. With respect to products that we sublicense or otherwise dispose of to a third-party, royalty payments, if any, will be paid 10 business days after the end of the applicable quarter in which such Licensing Proceeds are received by us; for the avoidance of doubt, such payments shall begin only upon achievement of the Initial Licensing Proceeds Milestone without regard to whether the Initial Net Sales Milestone has been met.

The royalty will be payable up to the later of (i) the latest expiration date for our current patents (which is currently October 2026), or (ii) the latest expiration date of any pending patents as of December 22, 2016 that may be issued in the future. Following the expiration of all such patents, the Holders of the Royalty Payment Rights will no longer be entitled to any further royalties for any period following the latest to occur of such patent expiration.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Allocation of Royalty Payment. Once the aggregate Royalty Payment Amount is calculated based on the criteria set forth above under “Royalties,” that amount will be allocated to the holders of the Royalty Payment Rights Certificates by multiplying the aggregate Royalty Payment Amount by the percentage set forth in each Holder’s Royalty Payment Rights Certificate.

Separability. The Royalty Payment Rights Certificates may be transferred, subject to the availability of an exemption from registration under applicable state and federal securities laws.

Unsecured Obligations. The Royalty Payment Rights are unsecured obligations of ours.

Placement Agent Royalty Payment Rights

In connection with completion of the 2017 Private Placement, we issued the Placement Agent royalty payment rights certificates (the “Placement Agent Royalty Payment Rights Certificates”) to receive, in the aggregate, 10% of the amount of payments paid to the holders of the Royalty Payment Rights Certificates. The Placement Agent Royalty Payment Rights Certificates are on substantially similar terms as the Royalty Payment Rights Certificates.

Warrants

Exchange Warrants. In connection with the Share Exchange Transaction and the CNA, on December 22, 2016, we issued warrants to each former Convertible Holder to purchase an aggregate 907,237 shares of our common stock (the “Exchange Warrants”). The Exchange Warrants are exercisable for our common stock at an exercise price equal to $5.00 per share (the “Exercise Price”). The Exchange Warrants are exercisable immediately upon issuance and have a five year term, and provide for cashless exercise. The Exchange Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Exchange Warrants. No fractional shares will be issued upon the exercise of the Exchange Warrants.

Placement Agent Warrants. In connection with completion of the 2017 Private Placement, on February 24, 2017, we issued the placement agent, and its designees, warrants to purchase 403,632 shares of our common stock at an exercise price of $5.00 as partial compensation (the “Placement Agent Warrants”). These warrants have a five year term and provide cashless exercise.

Ten Percent Warrants. In connection with our initial public offering, on February 16, 2018, we issued warrants to purchase 1,095,682 shares of our common stock (the “Ten Percent Warrants”). The Ten Percent Warrants are exercisable for our common stock at an exercise price of $5.00 per share. The Ten Percent Warrants have a five year term, and provide for cashless exercise. No fractional shares will be issued upon the exercise of the Ten Percent Warrants.

Service Provider Warrants. We have additional warrants outstanding, or which are issuable by us or pursuant to contractual obligations, to purchase an aggregate of 250,000 shares of our common stock with a weighted average exercise price of $8.12 per share.

Registration Rights

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Service Provider Warrants. Certain of our other warrants are entitled to piggyback registration rights with respect to the shares issuable upon exercise of such warrants. If we register any of our securities either for our own account or for the account of other security holders, such holders are entitled to include their shares in the registration. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

Lock-Up Agreements

Each of our directors and officers and the holders of substantially all of five percent (5%) or more of our common stock have agreed that they will not (a) offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or (b) transfer title to any shares of our common stock acquired prior to the 2017 Private Placement, which includes any shares of our common stock acquired upon the exercise of any warrants acquired prior to the 2017 Private Placement, for a period beginning on December 22, 2016 and ending February 13, 2019, without our prior written consent and the prior written consent of the Placement Agent.

In connection with the formation of Motus GI Holdings, Inc. in September 2016, certain affiliates of the Placement Agent and certain other parties not affiliated with us or the Placement Agent subscribed for an aggregate of 1,650,000 shares of our common stock (the “Formation Shares”), for which they paid an aggregate of $82,500 ($0.05 per share). Each of the holders of the Formation Shares have agreed that they will not (a) offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or (b) transfer title to any shares of our common stock acquired prior to the 2017 Private Placement, for a period beginning on December 22, 2016 and ending February 13, 2019, without our prior written consent and the prior written consent of the Placement Agent.

In March 2017, the Company signed a consulting service agreement by which it granted the service provider 90,000 shares of the Company’s common stock for past services provided. The consultant has agreed that they will not (a) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, or (b) transfer title to 45,000 of the subject shares, for a period beginning the effective date of the consulting agreement and ending February 13, 2019, without the prior written consent of the Company.

In March 2018, the Company granted a service provider 15,000 shares of the Company’s common stock for services pursuant to a consulting agreement. The consultant has agreed that they will not (a) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, or (b) transfer title to the 15,000 shares for a period beginning the effective date of the consulting agreement and ending February 13, 2019, without the prior written consent of the Company.

Our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock (except for shares of common stock acquired in this offering or in the open market subsequent to this offering) for a period through the date           days after the date of this prospectus, except with the prior written consent of           , as the representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the           -day period. When determining whether or not to release shares from the lock-up agreements, the representatives may consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Transfer Agent and Registrar

Continental Stock Transfer and Trust, located at 1 State Street 30th Floor, New York, NY 10004, is the transfer agent and registrar for our common stock and preferred stock.

Quotation of Securities

Shares of our common stock are listed on the Nasdaq Capital Market under the trading symbol “MOTS”.

Anti-Takeover Effect of Delaware Law, Certain Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

●	they provide that special meetings of stockholders may be called by the board of directors or at the request in writing by stockholders of record owning at least twenty (20%) percent of the issued and outstanding voting shares of our common stock;

●	they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors; and

●	they allow us to issue, without stockholder approval, up to 10,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of our common stock.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

●	prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding; (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

●	on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock which is not owned by the interested stockholder.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three (3) years prior to the determination of interested stockholder status, owned fifteen percent (15%) or more of a corporation’s outstanding voting securities.

Choice of Forum

Our certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us, or any of our officers or Directors, arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, as amended, or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for the disputes listed above, which may discourage such lawsuits against us, or any of our officers or directors.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of their ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon current provisions of the Internal Revenue Code, or Code, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal tax consequences different from those set forth below. We have not obtained, and do not intend to obtain, any opinion of counsel or ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-United States, state or local jurisdiction or under any non-income tax laws, including United States federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income or the alternative minimum tax. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the United States federal income tax laws, including, without limitation:

●	insurance companies, banks or other financial institutions;
●	tax-exempt organizations;
●	pension plans;
●	controlled foreign corporations or passive foreign investment companies;
●	brokers or dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
●	certain former citizens or long-term residents of the United States;
●	persons that hold our common stock as a position in a hedging transaction, straddle, conversion transaction, synthetic security or other integrated investment;
●	persons that hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	persons that do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code.

In addition, this discussion does not address the tax treatment of partnerships, including any entity or arrangement treated as a partnership for United States federal income tax purposes. Generally, the tax treatment of a person treated as a partner in such an entity will depend on the status of the partner, the activities of the partner and the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

THIS SUMMARY IS NOT INTENDED TO BE CONSTRUED AS LEGAL ADVICE. WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Definition of Non-U.S. Holder

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that is not, for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust whose administration is subject to the primary supervision of a United States court and which has one or more “United States persons” (as defined in the Code) who have the authority to control all substantial decisions of the trust, or which has made a valid election to be treated as a United States person.

Distributions to non-U.S. Holders

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends or making distributions of other property on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce a non-U.S. holder’s tax basis in our common stock, but not below zero, and then will be treated by a non-U.S. holder as gain from the sale of stock as described below under “Gain on Dispositions of Our Common Stock by Non-U.S. Holders.”

Subject to the discussion below on effectively connected income, any dividend paid to a non-U.S. holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and certify qualification for the reduced rate. If a non-U.S. holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. If a non-U.S. holder holds our common stock through a financial institution or other agent acting on such non-U.S. holder’s behalf, appropriate documentation will need to be provided to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States), are generally exempt from the 30% withholding tax if certain certification and disclosure requirements are satisfied. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. However, such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same United States federal income tax rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with the conduct of a trade or business in the United States may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult with tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide a United States taxpayer identification number.

For additional withholding rules that may apply to dividends, including dividends paid to foreign financial institutions (as specifically defined by the applicable rules) or to certain other foreign entities that have substantial direct or indirect United States owners, see the discussion below under the headings “Information Reporting and Backup Withholding” and “Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities.”

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Gain on Disposition of Our Common Stock by Non-U.S. Holders

Subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities,” a non-U.S. holder generally will not be required to pay United States federal income tax or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the conduct of a trade or business by such non-U.S. holder in the United States (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States), in which case the non-U.S. holder will be required to pay tax on the net gain derived from the sale or disposition at the rates and in the manner applicable to United States persons, and an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to a corporate non-U.S. holder;

●	such non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or disposition, which gain may be offset by United States-source capital losses for the taxable year of the sale or disposition; or

●	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding such non-U.S. holder’s disposition of, or holding period for, our common stock, in which case the non-U.S. holder generally will be taxed on net gain derived from the sale or disposition at the rates applicable to United States persons.

We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding such non-U.S. holder’s disposition of, or holding period for, our common stock. Non- U.S. holders should consult with tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

We (or the applicable paying agent) must report annually to the IRS the amount of dividends on our common stock paid to non-U.S. holders and the amount of tax withheld, if any. A similar report will be sent to each non-U.S. holder. Copies of this information reporting may also be made available under the provisions of a specific income tax treaty or agreement with the tax authorities in a non-U.S. holder’s country of residence.

Non-U.S. holders will generally be subject to backup withholding (at a current rate of 24%) for dividends on our common stock paid to such non-U.S. holders unless an exemption is established such as by, for example, properly certifying non-United States status on an IRS Form W-8BEN or W-8BEN-E (or applicable successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder of our common stock is a United States person.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of shares of common stock through a United States broker or the United States offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to such non-U.S. holder to the IRS and also to backup withhold on that amount unless the broker is provided appropriate certification of status as a non-United States person or an exemption is otherwise established. Information reporting will also apply if a non-U.S. holder sells shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-United States person and certain other conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment may be refunded or credited against a non-U.S. holder’s United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS. Non-U.S. holders should consult with tax advisors regarding the application of the information reporting and backup withholding rules to investment in our common stock.

Withholdable Payments to Foreign Financial Institutions and other Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, imposes a United States federal withholding tax of 30% on certain payments to “foreign financial institutions” (as specifically defined under these rules) and certain other non-United States persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect United States security holders and/or United States account holders. Such payments include dividends on and, on or after January 1, 2019, gross proceeds from the sale or other disposition of our common stock. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult with tax advisors regarding the possible implications of this legislation and any applicable intergovernmental agreements on investment in our common stock.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes and, therefore, may be subject to United States federal estate tax unless an applicable estate tax treaty or other treaty provides otherwise. Investors are urged to consult their own tax advisors regarding the United States federal estate tax consequences of the ownership or disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE CONSTRUED AS LEGAL ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT WITH TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock set forth opposite its name below. is the representative of the underwriters.

Underwriter	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our common stock is listed on the Nasdaq Capital Market under the symbol “MOTS.”.

Overallotment Option to Purchase Additional Shares. We have granted to the underwriters an option to purchase up to           additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of           days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Discounts and Commissions. The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $ million and are payable by us.

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $          per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts. The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

●	Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selling group members, if any, may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Right of First Refusal. In connection with our IPO we granted the representative of the underwriters a right of first refusal during the thirty month period following February 13, 2019, the effective date of our IPO prospectus, to act as our exclusive financial advisor, sole book-running manager, or exclusive placement agent, as the case may be, in connection with any restructuring transaction, any acquisition or disposition transaction, any public offering, any Rule 144A offering or any private placement of securities until the earlier of (i) the expiration of the thirty month period following February 13, 2019, the effective date of our IPO prospectus, or (ii) the aggregate gross proceeds to us in such transactions exceeds $50,000,000, subject to certain specified exceptions. Any such engagement will be on terms and conditions customary to the representative of the underwriters for similar transactions, and will be governed by separate agreement.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Lock-Up Agreements. Pursuant to certain “lock-up’’ agreements, we and our executive officers, and directors, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of           for a period of           days after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, except for shares of our common stock acquired in this offering or in the open market subsequent to this offering. The exceptions permit us, among other things and subject to restrictions, to: (1) issue common stock or options pursuant to employee benefit plans, (2) issue common stock upon exercise of outstanding options or warrants, or (3) file registration statements on Form S-8. The exceptions permit parties to the “lock-up’’ agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any shareholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, and (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements,           will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships. Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to Prospective Investors

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Selling Restrictions

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Lowenstein Sandler LLP, New York, New York.           has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited and an independent registered public accounting firm, as stated in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern). Such financial statements have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to our SEC filings and the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the office of the SEC at the Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities, and web site of the SEC referred to above. We also maintain a website at http://www.motusgi.com , at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-38389):

●	our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 28, 2018;

●	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2018 and June 30, 2018, which were filed with the SEC on May 14, 2018 and August 13, 2018 respectively; and

●	our Current Report on Form 8-K which was filed with the SEC on April 2, 2018; and

●	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 29, 2018, including any amendments or reports filed for the purposes of updating this description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Securities Exchange Act of 1934, as amended shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Motus GI Holdings, Inc., Attn: Chief Financial Officer, 1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL, 33301. You may also direct any requests for documents to us by telephone at (954) 541-8000 or e-mail at IR@MotusGI.com.

You also may access these filings on our website at http://www.motusgi.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MOTUS GI HOLDINGS, INC.

Shares

Common Stock

PROSPECTUS

, 2018

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all fees and expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Market initial listing fee.

Amount
SEC Registration Fee	$	*

FINRA filing fee	$	*

Printing and engraving expenses	$	*

Accounting Fees and Expenses	$	*

Transfer agent and registrar fees and expenses	$	*

Legal Fees and Expenses	$	*

Miscellaneous Fees and Expenses	$	*

Total Expenses	$	*

* To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any amendment by stockholders or directors resolution.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act.

We have entered into indemnification agreements with all of our directors and named executive officers whereby we have agreed to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Motus GI Holdings, Inc. (the “Company”), provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of the Company.

The Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us, our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since September 2016 (date of inception), the Company made sales of the following unregistered securities:

Original Issuances of Stock, Warrants and Payment Rights Certificates

Formation of Holdings

In connection with our formation in September 2016, we sold an aggregate of 1,650,000 shares of our common stock for an aggregate of $82,500 ($0.05 per share), which includes 450,000 shares of our common stock owned by an affiliate of the Placement Agent for the 2017 Private Placement.

2017 Private Placement

From December 2016 through February of 2017, we sold an aggregate of 4,743,311 shares of our common stock and 1,581,128 shares of Series A Convertible Preferred Stock at a price of $5.00 per unit, inclusive of 2,432,808 shares of our common stock and 810,960 shares of Series A Convertible Preferred Stock issued pursuant to the Exchange of Convertible Notes, to 229 accredited investors.

In connection with the 2017 Private Placement, we issued (i) the Placement Agent Warrants to the Placement Agent to purchase 403,632 shares of our common stock with an exercise price of $5.00 per share and (ii) the Placement Agent Royalty Payment Rights Certificates to receive, in the aggregate, 10% of the amount of payments paid to the holders of the Series A Convertible Preferred Stock, or the holders of the Royalty Payment Rights Certificates, upon the conversion of the Series A Convertible Preferred Stock into shares of our common stock.

Share Exchange Transaction

Pursuant to the terms of the Share Exchange Agreement, as a condition of and contemporaneously with the Initial Closing of the 2017 Private Placement, the Opco Stockholders sold to us, and we acquired, all of the issued and outstanding shares of capital stock of Opco and Opco became our wholly-owned subsidiary. Pursuant to the Share Exchange Transaction (i) the Opco Stockholders received an aggregate of 4,000,000 shares of our common stock in exchange for all of the issued and outstanding shares of capital stock of Opco, (ii) the Convertible Notes and the Convertible Note Warrants (as defined below) were exchanged for our securities, as described below, and (iii) all of the issued and outstanding options to purchase or otherwise acquire shares of Opco capital stock that were outstanding and unexercised as of immediately prior to the Initial Closing were substituted for 125,730 options to acquire shares of our common stock pursuant to our 2016 Equity Incentive Plan.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exchange of Convertible Notes

Pursuant to the terms of the CNA, as amended, Opco issued the Convertible Notes in a series of closings from June 2015 through November 2016, in an aggregate amount of $14,596,683 (inclusive of accrued interest through December 22, 2016, the date of the Initial Closing). Certain related parties purchased Convertible Notes pursuant to the CNA, see “Certain Relationships and Related Party Transactions - Convertible Note, Convertible Warrant, and 2017 Private Placement - Related Party Participation.” At the Initial Closing, Convertible Holders exchanged their Convertible Notes, together with accrued and unpaid interest thereon calculated through the date of the Initial Closing at a rate of 10% per annum, for units of the 2017 Private Placement, at a price of $4.50 per unit. As a result, upon consummation of the Initial Closing, the Convertible Notes were exchanged for units representing (i) 2,432,808 shares of our common stock (inclusive of shares of our common stock resulting from the accrued and unpaid interest of the Convertible Notes through the date of the Initial Closing) and (ii) 810,960 shares of Series A Convertible Preferred Stock (inclusive of shares of Series A Convertible Preferred Stock resulting from the accrued and unpaid interest of the Convertible Notes through the date of the Initial Closing).

Exchange of Convertible Note Warrants

In connection with, and pursuant to the terms of, the CNA, each Convertible Holder also received a seven (7) year warrant (the “Convertible Note Warrants”) to purchase Preferred A Shares of Opco, nominal value in Israeli New Shekel (“NIS”) 0.01 per share, with an exercise price per share of $1.00 (the “Convertible Note Warrant Exercise Price”). Each Convertible Note Warrant entitled the holder to purchase that number of shares of Preferred A Shares of Opco equal to thirty-three percent (33%) of the principal amount of the Convertible Note in connection with which it was issued. Convertible Note Warrants to purchase an aggregate 4,536,188 shares of Preferred A Shares of Opco with an exercise price of $1.00 were issued in connection with the CNA. Certain related parties held Convertible Note Warrants pursuant to the CNA, see “Certain Relationships and Related Party Transactions - Convertible Note, Convertible Warrant, and 2017 Private Placement - Related Party Participation.” At the Initial Closing, the holders of the Convertible Note Warrants exchanged their Convertible Note Warrants for five (5) year warrants (the “Exchange Warrants”) to purchase an aggregate 907,237 shares of our common stock at an exercise price of $5.00 per share, such amount being equal to thirty-three percent (33%) of the principal amount of the Convertible Notes divided by $5.00.

Service Provider Stock and Warrants

In May 2017, we issued a service provider (a) 90,000 shares of our common stock, subject to a lock-up agreement, and (b) five (5) year warrants to purchase 30,000 shares of our common stock with an exercise price of $8.00 per share (the “May 2017 Consultant Warrant”), as partial payment for services pursuant to a consulting agreement between the service provider and us. In July 2018, we entered into an amendment to this consulting agreement and issued the service provider 30,000 shares of our common stock and a warrant to purchase 90,000 shares of our common stock. The warrants (the “May 2017 Additional Consultant Warrant”) are fully vested, are exercisable at $8.50 per share and expire five years from the date of issuance.

During August, September, and October of 2017, we issued a service provider an aggregate of 4,167 shares, pursuant to the terms of the agreement with such service provider.

On March 27, 2018, we issued a service provider 15,000 shares of our common stock, subject to a lock-up agreement, as partial payment for services pursuant to a consulting agreement between the service provider and us.

During the three months ended June 30, 2018, we entered into a consultant agreement pursuant to which we (a) issued a warrant to purchase 10,000 shares of our common stock, with an exercise price of $5.25 per share, (b) agreed to issue a warrant to purchase 10,000 shares of our common stock, with an exercise price of $6.25 per share, issuable on October 6, 2018, provided the consultant is still engaged at that time, and (c) agreed to issue a warrant to purchase 10,000 shares of our common stock, with an exercise price of $7.25 per share, issuable on February 6, 2019, provided the consultant is still engaged at that time, as payment for services pursuant to the consulting agreement. Each warrant (each a “June 2018 Consultant Warrant”) issued or issuable under the consultant agreement has or will have a five year term and a cashless exercise provision.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In July 2018, we also entered into a consulting agreement pursuant to which we agreed to issue, provided the consultant is still engaged the respective time of issuance, (i) within 30 days of the date of the agreement, a warrant to purchase 25,000 shares of our common stock with an exercise price of $7.39 per share, which warrant has an exercise period of 12 months from the date of agreement, (ii) within 30 days of the date of the agreement, a warrant to purchase 25,000 shares of our common stock with an exercise price of 7.39 per share, which warrant has an exercise period of 18 months from the date of the agreement, (iii) upon the three month anniversary of the date of the agreement, a warrant to purchase 25,000 shares of our common stock with an exercise price of 8.75 per share, which warrant has an exercise period of 18 months from the date of the agreement and (iv) upon the six month anniversary of the date of the agreement, a warrant to purchase 25,000 shares of our common stock with an exercise price of $10.00 per share, which warrant has an exercise period of 24 months from the date of the agreement. The warrants (each a “July 2018 Consultant Warrant”) issued under this agreement are callable by us.

Ten Percent Warrants

Simultaneously with the closing of our IPO, we issued warrants to purchase an aggregate of 1,095,682 shares of our common stock (the “Ten Percent Warrants”) to certain of the holders of our formerly outstanding Series A Convertible Preferred Stock, pursuant to an amendment to the Registration Rights Agreement entered into with the investors in our 2017 Private Placement offering and an amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock. The Ten Percent Warrants are exercisable for our common stock at an exercise price of $5.00. The Ten Percent Warrants are exercisable any time on or after the 180 day anniversary of the completion of our IPO, have a five year term, and provide for cashless exercise. No fractional shares will be issued upon the exercise of the Ten Percent Warrants.

Conversion of Series A Convertible Preferred Stock

Simultaneously with the closing of our IPO, all 1,581,128 previously outstanding shares of our Series A Convertible Preferred Stock were converted, on a one-to-one basis, into shares of our common stock. At such time we issued (i) 1,581,128 shares of our common stock and (ii) the Royalty Payment Rights Certificates to each former holder of our Series A Convertible Preferred Stock, entitling the holders of such Royalty Payment Rights Certificates to the same Royalty Payment Rights as were included in the Series A Convertible Preferred Stock.

Issuance Pursuant to Exercise of Stock Option

From September 2016 (date of inception) to March 29, 2018, the date of the filing of our registration statement on Form S-8 (File No. 333-224003), we have issued 1,148 shares of our common stock pursuant the exercise of stock options.

Stock Options

From September 2016 (date of inception) to March 29, 2018, the date of the filing of our registration statement on Form S-8 (File No. 333-224003) we have granted stock options under our 2016 Equity Incentive Plan to purchase an aggregate of 2,114,769 shares of our common stock, with a weighted average exercise price of $4.51.

Unrestricted Stock Awards

From September 2016 (date of inception) to March 29, 2018, the date of the filing of our registration statement on Form S-8 (File No. 333-224003), we have granted unrestricted stock awards under our 2016 Equity Incentive Plan for an aggregate of 5,000 shares of our common stock.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above under “Original Issuances of Stock, Warrants and Payment Rights Certificates” to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of our common stock upon exercise of such options, and the restricted share awards, described above to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder and Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit		Incorporated by Reference				Filed
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith

1.1*	Form of Underwriting Agreement

2.1 +	Share Exchange Agreement, dated December 1, 2016	S-1	333-222441	2.1	1/5/2018

3.1	Certificate of Incorporation	S-1	333-222441	3.1	1/5/2018

3.2	Certificate of Amendment to the Certificate of Incorporation	S-1	333-222441	3.2	1/5/2018

3.3	Bylaws	S-1	333-222441	3.3	1/5/2018

3.4	Certificate of Designations of Series A Convertible Preferred Stock	S-1	333-222441	3.4	1/5/2018

3.5	Certificate of Amendment of Certificate of Designations of Series A Convertible Preferred Stock	10-Q	001-38389	3.1	5/14/2018

4.1	Form of Common Stock Certificate	S-1	333-222441	4.1	1/5/2018

4.2	Form of Series A Convertible Preferred Stock Certificate	S-1	333-222441	4.2	1/5/2018

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

4.3	Form of Exchange Warrant	S-1	333-222441	4.3	1/5/2018

4.4	Form of Placement Agent Warrant	S-1	333-222441	4.4	1/5/2018

4.5	Form of Registration Rights Agreement	S-1	333-222441	4.5	1/5/2018

4.6	Form of May 2017 Consultant Warrant	S-1	333-222441	4.6	1/5/2018

4.7	Form of Placement Agent Royalty Payment Rights Certificate	S-1	333-222441	4.7	1/5/2018

4.8	Form of Amendment to Registration Rights Agreement	S-1	333-222441	4.8	1/5/2018

4.9	Form of Ten Percent Warrant	S-1	333-222441	4.9	1/5/2018

4.10	Form of Royalty Payment Rights Certificate	S-1/A	333-222441	4.10	1/31/2018

4.11	Form of June 2018 Consultant Warrant	10-Q	001-38389	4.1	8/13/2018

4.12	Form of May 2017 Additional Consultant Warrant	10-Q	001-38389	4.2	8/13/2018

4.13	Form of July 2018 Consultant Warrant	10-Q	001-38389	4.3	8/13/2018

5.1*	Opinion of Lowenstein Sandler LLP

10.1	Placement Agency Agreement, dated December 1, 2016, between the Company and Placement Agent	S-1	333-222441	10.1	1/5/2018

10.2	Form of Subscription Agreement	S-1	333-222441	10.2	1/5/2018

10.3	Form of Voting Agreement, dated December 1, 2016, by and among the Company and the stockholders named therein	S-1	333-222441	10.3	1/5/2018

10.4 †	2016 Equity Incentive Plan and 2016 Israel Sub-Plan	S-1	333-222441	10.4	1/5/2018

10.5 †	Form of Incentive Stock Option Agreement	S-1	333-222441	10.5	1/5/2018

10.6 †	Form of Non-Qualified Stock Option Agreement	S-1	333-222441	10.6	1/5/2018

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

10.7 †	Form of Restricted Stock Agreement	S-1	333-222441	10.7	1/5/2018

10.8 †	Form of Assumed Options to Israeli Employees and Directors Agreement	S-1	333-222441	10.8	1/5/2018

10.9	Form of Assumed Options to Israeli Non-Employees and Controlling Shareholders Agreement	S-1	333-222441	10.9	1/5/2018

10.10 †	Form of Israeli Option Grant to Israeli Employees and Directors Agreement	S-1	333-222441	10.10	1/5/2018

10.11	Form of Israeli Option Grant to Israeli Non-Employees and Controlling Shareholders Agreement	S-1	333-222441	10.11	1/5/2018

10.12 †	Employment Agreement, dated December 22, 2016, between the Company and Mark Pomeranz	S-1	333-222441	10.12	1/5/2018

10.13	Lease, dated April 13, 2017, between Company and Victoriana Building, LLC	S-1	333-222441	10.13	1/5/2018

10.14	Form of Subscription Agreement for Convertible Notes Offering	S-1	333-222441	10.14	1/5/2018

10.15	Finders Agreement, dated October 14, 2016, between the Company and Aegis Capital Corporation	S-1	333-222441	10.15	1/5/2018

10.16	Finders Agreement, dated December 22, 2016, between the Company and Aegis Capital Corporation	S-1	333-222441	10.16	1/5/2018

10.17 †	Form of Indemnification Agreement	S-1	333-222441	10.17	1/5/2018

10.18 †	Employment Agreement, dated August 16, 2017, between the Company and Andrew Taylor	S-1	333-222441	10.18	1/5/2018

10.19 #	Supply Agreement, dated September 1, 2017, between Motus GI Technologies Ltd. and Polyzen, Inc.	S-1/A	333-222441	10.19	2/7/2018

21.1	List of Subsidiaries of the Company	S-1	333-222441	21.1	1/5/2018

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (contained in the signature page of this registration statement)

*	To be filed by amendment.

+	As permitted by Item 601(b)(2) of Regulation S-K, certain schedules to this agreement have not been filed herewith. The company will furnish supplementally a copy of any omitted schedule to the SEC upon request.

†	Indicates management contract or compensatory plan.

#	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the SEC.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(d) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential treatment requested by Motus GI Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida on           , 2018.

MOTUS GI HOLDINGS, INC.

By:
Name:	Mark Pomeranz
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of Motus GI Holdings, Inc., a Delaware corporation, do hereby constitute and appoint each of Mark Pomeranz and Andrew Taylor as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

Chief Executive Officer and Director
Mark Pomeranz	(Principal Executive Officer)	, 2018

Chief Financial Officer
Andrew Taylor	(Principal Financial and Accounting Officer)	, 2018

David Hochman	Chairman of the Board	, 2018

Darren Sherman	Director	, 2018

Gary Jacobs	Director	, 2018

Samuel Nussbaum	Director	, 2018

Shervin Korangy	Director	, 2018

Gary Pruden	Director	, 2018